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                                                              EXHIBIT (a)(1)(UU)


For immediate release
December 21, 2000

Contact:

Trilogy Software, Inc.

Krista Rollins
512.425.3128
krista.rollins@trilogy.com
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                      TRILOGY SOFTWARE, INC. SUCCESSFULLY
                          COMPLETES MERGER TO ACQUIRE
                               PCORDER.COM, INC.


AUSTIN, TEXAS, December 21, 2000 - Trilogy Software, Inc. today announced the consummation of the merger of a wholly owned subsidiary of Trilogy with pcOrder.com, Inc. (NASDAQ:PCOR). As a result of the merger, pcOrder became a wholly owned subsidiary of Trilogy. All pcOrder stockholders (other than Trilogy and its subsidiaries) whose shares of pcOrder Class A Common Stock were not purchased in Trilogy's tender offer for pcOrder's Class A Common Stock, which expired at 12:00 midnight, New York City time, on December 19, 2000, will have the right to receive the same $6.375 per share in cash as paid in the tender offer. Materials detailing how former pcOrder stockholders can receive the merger consideration will be mailed to former pcOrder stockholders shortly.

Trilogy is a leading provider of software driving the e-commerce transformation of Global 2000 companies. Trilogy's robust e-commerce platform's rapid deployment cycles and business expertise serve industry leaders, such as Ford Motor Company, Fidelity Brokerage Services, Lands' End, IBM, and ALLTELL. Trilogy's ability to integrate multichannel sales and service environments on a unified e-commerce technology platform increases a corporation's market share, generates higher revenue, and results in deeper customer and channel partner relationships. For more information, please visit www.trilogy.com.
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